Mail Stop 3561

March 28, 2007

Brain D. Wolff
Outsiders Entertainment, Inc.
153 West 27th Street
New York, New York 10001-6203

      Re: Outsiders Entertainment, Inc.
              Form SB-2
              Filed March 8, 2007
              File No. 333-141141

Dear Mr. Wolff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1. Please revise the disclosure in your summary to include more details about the stolen equipment and how the business will continue given the loss of what appears to be the primary source of generating revenues. Please also discuss by what means you intend to replace the stolen equipment and how you will finance the replacements.

<u>Management's Discussion and Analysis or Plan of Operations, page 23</u>

2. We note from your disclosure on page 25 that revenue producing activity for the remainder of the fiscal year will likely be "seriously impaired" by the robbery and your need to purchase and install new equipment. Please revise your disclosure to discuss in greater detail the impact to your business, both economically and operationally. For example, discuss the expected cost to acquire new equipment, where the money will come from, and how long it will take to secure and install the new equipment. Also discuss whether you expect to lose current clientele that may need to utilize alternative studio space during the time that your business is not fully functional.

3. We also note from your disclosure on page 26 that you have historically covered your expenses from fees paid for use of the recording studio, and that you would need some form of financing if use of the studio decreased significantly. Please discuss to what extent you are currently seeking other forms of financing, and how you are covering your expenses in the interim.

4. Please revise your disclosure on page 29 to make clear what equipment was stolen and is thus no longer available to production engineers.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3755.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 644-6498
        Gary B. Wolff, P.C.
        805 Third Avenue, 21st Floor
        New York, New York 10021